Exhibit 99.1

Ticketplus Announces Pricing of Initial Public Offering

Santiago, Chile and New York, U.S. – August 6, 2026 – Ticketplus Ltd. (“Ticketplus” or the “Company”), a technology company that operates a proprietary, full-stack technology platform powering live entertainment across Latin America, today announced the pricing of its initial public offering of 1,875,000 ordinary shares at a price of $8.00 per share for a total of $15 million of gross proceeds to the Company, before deducting underwriting discounts, commissions and other offering expenses. The Company granted a 45-day option to the underwriters to purchase up to 281,250 additional ordinary shares at the initial public offering price, less underwriting discounts and commissions.

The Company’s ordinary shares are expected to begin trading on NYSE American on August 7, 2026, under the symbol “TP.” The offering is expected to close on or about August 10, 2026, subject to customary closing conditions.

Roth Capital Partners, Bancroft Capital LLC and MDB Capital are acting as joint book-running managers for the offering.

A registration statement on Form F-1, as amended (File No. 333-296318), relating to these securities was filed with the U.S. Securities and Exchange Commission (“SEC”) and was declared effective on August 6, 2026. The offering is being made only by means of a prospectus, forming part of the registration statement. A copy of the final prospectus relating to the offering will be filed with the SEC and will be available for free on the SEC’s website at www.sec.gov. A copy of the final prospectus related to the offering may be obtained when available from: Roth Capital Partners, 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660, or by emailing: rothecm@roth.com; Bancroft Capital, LLC, 501 Office Center Drive, Ste. 130, Fort Washington, PA 19034, or by emailing: InvestmentBanking@bancroft4vets.com; and MDB Capital, 14135 Midway Road, Suite G-150, Addison, TX 75001, or by emailing: erayo@mdb.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ticketplus

Ticketplus is a technology company founded in 2014 with operating headquarters in Santiago, Chile. The Company operates a proprietary, full-stack technology platform powering live entertainment across Latin America, with a footprint in eleven countries: Argentina, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, Mexico, Paraguay, Peru, the United States, and Uruguay. Ticketplus operates under a dual business model: direct operations in Chile, its home market, and a SaaS model in the remaining countries of the region, where its platform is licensed to local ticketing companies, venues, and promoters that operate under their own brands.

Forward-Looking Statements

This press release contains certain forward-looking statements that are based upon current expectations and involve certain risks and uncertainties within the meaning of U.S. federal securities laws. Such forward-looking statements can be identified by the use of words such as “should,” “may,” “intends,” “anticipates,” “believes,” “estimates,” “projects,” “forecasts,” “expects,” “plans,” and “proposes.” These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond the Company’s control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. You are urged to carefully review and consider any cautionary statements and other disclosures, including the statements made under the heading “Risk Factors” in the Company’s registration statement filed with the SEC and other reports filed with the SEC thereafter. The Company does not undertake any duty to update any forward-looking statements except as may be required by law.

Investor Contact

Jack Perkins

KCSA Strategic Communications

Ticketplus@kcsa.com